                                                       Quantum Ventures, Inc.

                                                       8526 Shepherd Way

                                                       Delta BC, Canada

Securities and Exchange Commission                                     December 15, 2004

Washington DC

Attention: Adam Halper

RE: Quantum Ventures, Inc.

Registration Statement on Form SB-2 File No. 333-119146

Ladies and Gentlemen,

We are writing in response to your comment latter Dated October 20, 2004

FORM SB-2

General

1. In reviewing your registration statement, we note that it contains many internal inconsistencies and, in some cases, disclosure that appears to belong in the registration statement of other companies, specifically Quadra Ventures, Inc, For example, the description of your competition just before the end of page 23 describes a software program that protects web sites from unwanted intruders and later mentions a Quadra product, Forcefield. Please revise.

We have noted this comment, and revised these sections

2. A review of the business plan, purpose, as well as the surrounding facts contained in the registration statement, raises a question as to whether Quantum Ventures, Inc. is a "blank check" company, which is required to conduct its offering in compliance with the provisions ofRule 419. In this regard, it appears that Quantum Ventures, Inc. wit), be unable to conduct its planned operations if additional funding is not raised within a short period of tinge, yet there appears to be no efforts in this area. We further note you acquired the rights to certain technology under the trade name "MediFlow," in May 2004 from 3493734 Manitoba Ltd, but you have no concrete arrangements or agreements to further develop or commercialize the software. Further, your registration statement contains very general disclosure related to the nature of your business plan.

As you know, Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize registered offerings for attempts to create the appearance that the registrant is not a [blank check], iu an effort to avoid the application of Rule 419. (See Securities Act Release No. 6932 of April 13, 1992, 51 SEC Docket 0388). In carrying out this mandate, the staffs assessment of your status under the definition can be based only upon the public representation of its proposed business in the registration statement. If Quantum Ventures, Inc. believes that it does -not fall within the definition of a blank check company, appropriate disclosure to demonstrate Quantum's status as a non-blank check company should be included in the registration statement. In this regard, disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

We have noted this comment,  and have revised and  increased our disclosure to indicate that the company is not a blank check company and also confirm that the company has no current or future plans at this time to engage in any merger or acquisition with another company or entity.

3. Please advise of the relationship of Larry Cherrett to 3493734 Manitoba, Ltd. In this regard, we note that Mr. Cherrett was the authorized. signatory to the Technology Purchase Agreement for the MediFlow software that you purchased in May 2004

Larry Cherrett is the sole officer and Director of 3493734 Manitoba Ltd.

4. Please advise of the need for any blue sky registration. We do not understand your statement in

    Part II of your registration statement that expenses in this area will be nil.

We have noted this comment and have talked to our independent council and there is currently no need for any blue sky registration and have deleted this referrence.

Prospectus Cover Page

5. Please include Quantum's address and phone number on either the cover page or in the summary section of the prospectus. See Item 503(b) of Regulation S-B

We have noted this comment, and have revised accordingly.

6. Item 501(a)(5) of Regulation S-B requires you to highlight the cross reference to the risk factors section and page by prominent type or in another manner. Highlight this cross-reference using, for example, bold-faced type.

We have noted this comment and hightlighted the cross reference to the risk factors with bold faced type.

Special Note Regarding Forward-Looking Statements

7. We note that you intend to rely upon the statutory safe harbors afforded by the Private Litigation Reform Act of 1995. See, for example, your reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. Both the Securities Act and the Exchange Act expressly exclude statements made in connection with an TO from the safe harbor. Please either delete any references to the Litigation Reform Act or make clear each time that you reference the Act that the safe harbor does not apply to initial public offerings.

We Have noted this comment and removed any reference to the Litigation Reform Act

8. Your disclosure requests safe harbor from statements concerning "anticipated trends in our industry..." and "market data from articles published... and other sources-" However, we find none of these specific statements in your submission. We strongly encourage you to provide market data and expand on trends, but if you decide not to disclose them, please remove the references. Please also note that any language suggesting that you do not (or cannot) take responsibility for the market data is inappropriate.

We have noted this comment  and removed all references and text deemed inappropriate.

Prospectus Summary, page 3

9. We note that the introductory paragraph to your summary states that the summary does not contain all of the information that may be important. A summary by its very nature is not required to contain all of the detailed information required in a prospectus. However, if you include a summary in your prospectus, it must be complete. Please revise.

We have noted this comment and have revised and expanded the Summary section

10.For balanced disclosure''Please state that you Have  had. no revenues to date extremely limited operations; and a. going concern report issued by your independent accountant. Further, you should indicate that you have relied upon the sale of your securities to fund operations to date.

We have noted this comment and have revised this section to indicate that we have had no reveues to date  extremely limited operations and we have relied upon  the sale of securities to fund operations to date.

.

11. You note an intent to "invest in certain equipment." Yet, you do not mention equipment elsewhere in your disclosure. Please provide a description of your equipment purchases in your Plan of Operation. See Item 303(a)(iii) of Regulation S-B.

We have noted this comment , to date we have not made any equipment purchases

Upon making equipment purchases,these would include Computers  and  servers to do our own web hosting, to enhance the security of our sites.

12. You state that you acquired the Mediflow software on May 18, 2004. Advise when both components of the purchase price (i.e., the $5000 cash consideration and the 100,000 shares) were paid, since we are unable to reconcile this disclosure with the number of shares outstanding as of June 30, 2003 and your recent sales of unregistered securities discussion. If, in this "time is of the essence" contract, the purchase price was not paid in conjunction with the execution of the agreement please also supplementaily advise whether or not you are in default of the agreement.

We have noted this comment and confirm that  the company is not in default of the agreement. Aditionally, the company paid its consideration on August 19, 2004, this late closing was discussed between all parties upon signing the agreement.  The reason for the subsequent closing was that the company was just commencing its fund raising activities.

Risk Factors,,page 4

13, Clarify in the first paragraph of this section that you discuss all "material" risks.

We have noted this comment and clarified this section to discuss all material risks.

14. The following comments are examples of the changes that should be made in this section. However, do not limit your changes to only these; you should reconsider and revise all of the disclosure as appropriate, since many of your risk factor captions are too vague and generic or do not substantially describe the nature of the risk or harm to the potential shareholder. A caption is probably too generic if: It maybe readily transferable to other offering documents;

             •

It describes circumstances that may apply equally to other businesses that are similarly situated;

             •

It states facts without specifying a consequent risk; or It is speculative in nature.

             •

See, for example, the following risk factors that appear to be generic or appear to address matters that do not raise material or concrete risks:

             •

Any additional financing...

             •

If unable to sell a marketable product...

             •

To date, we have not paid any cash dividends...

             •

We face intensive competition within the Software...

             •

If we are not able to develop a customer base...

             •

If we are not able to adapt to rapid technology change..

.

These, and most other subheadings/risk factors could apply to any business. Revise your subheadings to state a specific material risk that is narrowly tailored to address your risk factors. You should describe, clearly and concretely, the nature of the specific risk or harm in your subheadings.

Discussion of facts that do not create a material risk to the potential investor should be moved to the body of the prospectus. Please review Staff Legal Bulletin number 7, available online at www.sec.gov and revise the risk factors section appropriately.

We have noted this comment and have revised the risk factors accordingly.

15. This section appears to omit several material risks. For example, consider disclosing risk factors that address the following, if appropriate: Your officers/directors have no experience in running the business you propose to enter, specifically Mr. Ross, who you indicate will serve in numerous capacities, including, Chief Financial and Accounting Officer;

Only two persons discharge all of the management functions in Quantum Ventures and are allocating minimal time to the operations; If your software program is not further developed, investors will be shareholders in a company with no business or prospects to raise revenues.

We have noted this comment and have revised the risk factors accordingly.

Selling Security Holders, page 14

16. We note from your recent sales of unregistered securities disclosure that you did not use an underwriter in your Regulation S offering to Canadian purchasers in June 2004. Please advise how you located the Canadian purchasers. In this regard, we note that Quantum is headquartered in Florida and incorporated in Nevada.

We have noted this comment and rectified this disclosure to indicate the company’s proper business address

Plan of Distribution, page 15

17. Provide the information required by Item 505 of Regulation S-B regarding the factors considered in determining the $.01 offering price

we have noted this comment and have provided the information in accordance with 1tem 505 of Regulation SB

18. anticipates quoting your stock. Make sure to disclose in your risk factors the possibility that no one may make a :market for your stock.

We have noted the comment and have revised the disclosure to indicate the possibilty that  no one may make a market for the company’s shares.

19. Explain the reference to being quoted on a "national securities exchange" In this regard, it does not appear that you currently meet any qualitative or quantitative standards for listing on an exchange.

We have noted this comment and deleted this reference from the text of the document.

20. In your discussion on page 15 regarding filing a post-effective amendment to your registration statement if you engage a broker-dealer, please clarify that you also would have to file materials with the Corporate Finance Department of the NASD.

We have noted this comment and have revised our disclosure to include that if the company files a Post-Affective Amendment and engages a broker-dealer then we would file all materials with the NASD Department of Corporate Finance.

Directors, Executive Officers, Promoters and Control Persons, page 17

21. Your summary notes that officers are "appointed by the board... except to the extent governed by employment contract." Please clarify that there are no current  employment contracts.

We have noted this comment, and have revised this section to indicate that there are no employment contracts at this time.

22. Quantum was incorporated on April 14,2004; however, Mr. Nittritz is listed as Secretary/Treasurer since April 14, 2003. Please reconcile.

We have noted this comment and have reconcilled this typographical error.

24. Please confirm that other than Mr. Ross, no person could be deemed a promoter. See Item 404(d) of Regulation S-B.

We have noted this comment, and after reviewing Item 404(d) we confirm  that Mr Ross is the only person that could be deemed a promoter

25. Expand the titles of Mr. Ross to indicate that he also is serving as Chief Financial Officer. indicate in his biographical information whether Mr. Ross has any accounting and/or finance background.

We have noted this comment and have revised  Mr. Ross’ biographical information accordingly

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 20

26. Please confirm the accuracy of the Nevada Revised Statutes describing officer and director indemnification. It appears your citation to NRS 78.502 might actually be NRS 78.7502

We have noted this comment and revised accordingly.

Description of Business, page 22. Business of Issuer, page 22,

27. We note that Quantum has at least one subsidiary, QV Ventures LTD. Please revise your disclosure to include the information required by Item 101(a) of Regulation SB for each subsidiary.

We have noted this comment and have revised this disclosure to be in accordance of  Item 101(a )of Regulation SB

Current and Planned Development, page 22

28. Describe in greater detail, 3493743 Manitoba Ltd. Supplementally confirm that there are no related party transactions between Quantum and 3493743.

We have noted this comment and confirm that here are no related party transactions between

Quantum Ventures. Inc. and 3493743 Manitoba Ltd.

29. In conjunction with your response 'to Comment 3, disclose in greater detail the role of Larry Cherrett in, the software acquisition. Is Mr. Cherrett a software developer, owner, or agent? Your disclosures use various terms to describe his position in 3493743.

Larry Cherrett is the sole officer and Director of 3493734 Manitoba Ltd, the owner of the technology.  He is also their corporate council and was the council for the company that developed the product.

30. Who was responsible for the development of the Mediflow Software before it was purchased by Quantum?

We have noted this comment and the company that did the original development was

World Star Holdings Ltd. a Manitoba Corporation head quartered in  Dryden Ontario Canada

31. Disclose in greater detail the operational capability of Mediflow including more detail on its current capacity to track patients' medical history, diagnosis and treatment.

Mediflow’s ability to interact with the patient;s mediacal history and treatment is dependent on the input provided by the doctor using the software.  Software gateways were left open to add modules that use ODBC and SQL database intregration to do online and networked searches.  Mediflow scans keywords, a medical spelling corrector was started, for each  of the diseases looking for symptoms, analysing the true phase, and the drugs being used.  It then matches a the results with models found in it’s database.

32. Your Technology Purchase Agreement dated May 18, 2004 indicates the Mediflow software could be a "Medical search engine." Please disclose the functionality of this portion of the program.

online and networked searches.  Please note that this would be confined to a limited number of ODBC and SQL database Software gateways were left open to add modules that use gration to intredo “trusted” sourses.

33. Your disclosure describes "Business associates" that have been testing, implementing and designing the Mediflow program and demonstration sites. Please disclose more information on these "Business associates" and other outside parties including their experience, compensation, and role within Quantum.

We have noted this comment and  the business associates that have been testing the software

Are not compensated and have tested the software when they were able to, the people that have tested are experienced in the software development field, and are either IBM or Microsoft trained.

34. Please describe your calculations in estimating the $255,000 needed to complete development of the Mediflow Program.

We have noted this comment and the $255,000 needed, will be used to continually update

The program on a monthly basis as new data is received and once the product is fully operational.

35. Disclose in greater details your process for obtaining additional funding including anticipated mergers and debt or equity fundraising efforts.

We have noted this comment and presently have no plans for mergers or acquisitions, additionallty we are currently  resourcing  the potential of any available government grants or programs that will assist in funding our software development forward.

36. Please complete the sentence: "Our marketing strategy is proposed to be directed toward the 1 1 located in the U.S. or Canada."

We have noted this comment and have completed this sentence to read; “Our marketing strategy is proposed to be directed toward the  medical and veterinary communities located in the US and Canada”.

Inteliectual Property. page 23

37. Please advise of your rights to the Internet domain name www.quantumventures.com. It appears that the domain is currently hosting an entrepreneurship site offering marketing and success coaching for a profit. Additionally, please advise whether you have retained abacus hosting to develop any Internet sites.

We have noted this comment , we have no rights to the name www.quantumventures.com

And have not retained  Abacus Hosting  to develop or host any sites.

The reason for this error  was, we received verbal conformation from the company hired to secure our domain names that  www.quantumventures.com was available .

We have since deleted any referrence  to this domain name.

38. Your disclosure indicates you will rely on a combination of trademark and other protection to protect your intellectual property. Do you currently have any protections in place as of the date the registration statement

we have noted this comment an as of the date of the registration statement we had no such protections in place, however, we have commenced searching for a trademark agent.

And anticipate commencing the trade mark process in early 2005.

39. A company at www.mediflow.com appears to have registered the name Mediflow and currently markets and sells a water based pillow. How will this affect your intellectual property rights and business plan?

We have noted this comment and our domain resgistration is www.medi-flow.com

This could have an affect on our intelectual property but only in name, it will not have an affect on our software product itsel,f and none of this is known until we commence the trademark  process. However, if there is an problem in registering the name as a registered trademark Then we will look to using an acceptable variation or may involve a complete product name change.

40. Please describe the material terms of your confidentiality agreements described on page 23. Please provide information on who has signed the agreements and file either the agreements, or a form thereof, as an exhibit to your registration statement.

We have noted this comment and have enclosed a copy of of our non-diclosure / confidentiality

Agreement as exhibit 99.1

Competition, page 23.

41. We understand there is no "software application industry;" rather software industries are generally organized around the functionality of the software product. Please revise.

We have noted this comment and have revised this section accordingly

42.Please discuss in greater detail your relative position in the current market in which you operate, including quantitive and qualitative information on your relative position. Also please list by name specific competitors for your software product.

To the best of our knowledge, the Mediflow product is the only medical infectious disease analysis tool.  Our main compettion is Mayer Zev Enterprizes,  who originally collaberated on its creation.

Government Relations, Page 23

43. The Government Regulations section appears overly broad While a discussion of the Internet regulation is useful, your disclosure, should describe specific regulations that may be applicable to your business. Please include privacy and other concerns directly related to the medical software industry.

We have noted this comment and have conducted a search for applicable government regululations and have found nothing in our search that applies to our software. Additionally,

We have discussed this  matter  with the Vendor and he knows of no current applicable government regulations.

44. Your disclosure indicates a specific desire to enter into the Canadian Market. Please describe any applicable Canadian governmental regulations.

We have noted this comment and have conducted a search for applicable government regululations and have found nothing in our search that applies to our software. Additionally,

We have discussed matter this with the Vendor and he knows of no current applicable government regulations.

Research and Development Expenditures, page 24

45. Please describe what is meant by "maintain our competitive positioning," and what efforts are being undertaken to maintain such position. Explain how you intend to raise the $255,000 required to further develop your software.

We have noted this comment and  what is meant by “competitive positioning “ is due to the fact that we have only one competitor that we know of in this particular area of software development In order to maintain this we must take the necessary steps to protect our intellectual property, this could include trademarks, copyrights, and process patents.

Currently ,we are researching the availability of government sponsored grants and programs that may be available to us. Another option would be equity funding.

Management's Discussion and Analysis-or Plan of Operation, page 26

46. In your Plan of Operation, please provide greater specificity as to the necessary milestones for each step of your business plan, including the time periods and costs involved.

We have noted this comment and have revised our disclosure to indicated the companies milestones , time periods and costs involved.

47. Specifically address the costs associated with Quantum becoming a public reporting company and the sources of funds to be used to pay such costs.

We have noted this comment and have revised this section of the MD&A

48. Please describe the ongoing expenses associated with your $4,000 per month in anticipated expenditures.

 We have noted this comment and while we have budgeted this amount we have not specifically allocated this amount per month as yet.

49. Please disclose which affiliates, stockholders and management will be making inter-company loans or will provide additional capital throughout this development period,

    We have noted this comment and while we have not needed any short term loans at this point

     Any loans made would come from our officers and directors.

50. Revise to indicate if you currently plan to compensate employees, consultants, promoters or affiliates and what procedures will be followed.

 We have noted this comment and currently we have no full time employees and have no plan in place at present  to compensate employees, promoters consultants or afilliates.

51. Include a discussion about any material commitments associated with the $255,000 spending covenant in the Technology Acquisition Agreement. See Item 303(b)(1)(iii) of Regulation S-B.

 We Have noted this comment and have included  this discussion in accordance with item 303(b)(1)(iii) of regulation S-B

52. You indicate your financial plan requires "us to seek additional capital.,' Please also confirm that you do not have any plans or specific agreements for new sources of funding. See Item 303(a,(1)(i) of Regulation S-B.

We have noted this comment and confirm that we do not have any plans or new sources of funding at this time,  in accordance with item 303(a)(1)(i)of regulation S-B

53. You state it is not your plan to seek merger or acquisition partners unless it strengthens your business plan. Please also confirm that you do not have any plans for any material acquisitions in the next twelve months.

 We have noted this comment and have no current plans for any acquisitions or mergers

 In the next twelve months

54. Since you do not intend to hire any employees, please describe the costs associated with hiring subcontractors or consultants at each phase Quantum Ventures plan of operation.

We have noted this comment an do intend to hire employees as previouly mentioned

Under the headings Employees and Consultants and under the heading Employees.

Description of Property, page 29

55. It appears that Quantum Ventures has the same business address as your attorney, Mr. Emas. Please disclose the relationship between the parties and include the material terms of any lease arrangements.

There are no Relationships between Mr. Emas and the company other than that of attorney and client. Additionally, we have no lease arrangements with Mr. Emas,  the company used Mr. Emas’ address for specifically ease of communication. We have since revised this.

Market for Common Equity and Related Stockholder Matters, page 30

56. Please revise the date resale is permitted to the public under Rule 144 as May 7, 2005.

We have noted this comment and revised the date  to reflect May 7, 2005

57. Please revise the dividends section to address the conflicting statements concerning dividend restrictions.

We have noted this comment and have revised this section accordingly by deleting the conflicting statements

Executive Compensation, page 31

58. Please describe the nature of the account payable to a director under Note 4 to the financial statements. Advise why the consulting arrangement is not discussed pursuant to Items 402 or 404 of Regulation SB.

Mr. Nittritz has received  $1000.00 this was paid to him as a one time only, to do a preliminary design of the companies web site

59. Please supplementally confirm that Mr. Nittritz has not received nor will receive any compensation including, but not limited to: equity, options, warrants or cash equivalents as compensation for consulting or serving in his role as a director or officer.

The only compensation that Mr. Nittritz has received is $1000.00 this was paid to him as a one time only to do a preliminary design of the companies web site Mr. Nittritz will not receive any compensation for acting as a director and officer. Additionally , he will not receive any further compensation  for consulting unless his time spent and role with the Company increases dramatically , at that time a compensation package could be proposed.

60. We note in your disclosure that there is currently no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. Please confirm that none of your executives will be compensated in the future for past services.

We have noted this comment and confirm that directors will not be compensated for past or future services in the present

Financial Statements

61. Your F pages are not appropriately numbered within your registration statement. Revise

We have noted this comment and have revised the F pages accordingly

Consolidated Balance Sheet

62. The "accounts payable and accrued liabilities" caption appears to be too general to provide meaningful information ;regarding the nature of the items included. Revise to separately report all material categories within this line item, particularly your liability for acquired technology.

Accounts payable has been revised to reflect all material categories.

Consolidated Statements of Operations

63. Your consolidated statement of operations is mathematically incorrect and the net loss for the period does not agree to corresponding amounts in the remaining basic financial statements. In addition, net loss per share should be shown in parentheses similar to your net loss for the period. Revise.

The addition of the statement of operations has been corrected.  Parentheses have been added to the net loss per share.

64. The "General and Administrative" caption appears to be too general to provide meaningful information regarding the nature of the items included. Revise to separately report all material expense categories within this line item.

All material expense categories have been revised to separately report.

65. Please advise as to how you calculated the weighted average number of shares outstanding of 894,931. This appears inconsistent with your stock issuance's of approximately 6 million shares on May 7, 2004 and 8.6 million shares on June 30, 2004.

The weighted-average was incorrectly calculated.  We have revised the financial statements in respect to the weighted-average and have based this on a 78-day period.

Note I . Nature and Continuance of Operations

66. Revise to disclose your fiscal. year-and.

Note 1 has been revised to disclose year-end.

67. When there is substantial doubt about an entity's ability to continue as a going concern for a reasonable period of time, the financial statements should include disclosure regarding:

Pertinent conditions and events giving rise to the assessment of substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time;

The possible effects of such conditions and events;

Management's evaluation of the significance of those conditions arid events and any mitigating factors; Possible discontinuance of operations; and Management's plans.

Current disclosure does not appear to adequately address each of these items. Revise.

We have noted this comment and have revised the disclosure in note 1

Note 2. Summary of Significant Accounting Policies

68. Based on your recent purchase of the MediFlow software and commitment to incur $255,000 developing this software, it appears that your significant accounting policies should address your accounting for these costs. Revise your financial statements and include as a critical accounting policy within MD&A. Ensure your revised disclosures address your method of amortization and the respective useful lives.

We have noted this comment and revised the disclosure in Note 2.

69. Revise to disclose your accounting policy for the approximately $26,000 in offering costs associated with your registration statement.

Accounting Policy has been revised

Development Stage Company

70. We are confused surrounding your reference to "The Securities and Exchange Commission Act Guide 7" since this appears to relate to issuers engaged or to be engaged in significant mining operations. Please advise and/or revise to clarify.

We have removed the reference and revised this note.

Impairment of Long-lived Assets

71. Since your incorporation date was April 14, 2004, it would not have been possible for you to adopt SFAS 144 on January 1, 2002. Revise.

 We have noted this comment and the date of adoption of SFAS 144 has been revised.

Note 3. Technology Rights

72. Supplementally, address the following with respect to the Technology Purchase Agreement dated May 18, 2004:

         •

Explain to us why you believe that you had legally acquired and assumed the risks and rewards of ownership in the Mediflow software as of May 18, 2004. Tune terms and conditions of the agreement required payment of the consideration at closing on May 18, 2004. Your disclosure indicates payment did not occur until after June 30, 2004. Clarify for us why you believe this is a valid purchase of the software as of May 18, 2004 and why it should be reflected in your financial statements as such. Refer to the applicable accounting literature in your response;

         •

Explain why you valued the 100.000 shares of common stock at $0.01 per share when similar shares were sold in an unrelated transaction for $0.001 per share only 11 days prior. In addition, disclose when these new shares were issued;

        •

Explain why you did not allocate any of the consideration to the noncompete provision (section 9.01) included in the agreement; and disclose the indemnifications you provided to 3493734 Manitoba Ltd in connection with the agreement.

         Technology Purchase Agreement was effective and signed by both Purchaser and Vendor

         May 18, 2004.  Section 3.01 a. of the agreement refers to the consideration of US$5,000.00 being payable upon (not to be paid on) execution.  Immediately subsequent to the execution of the agreement, the Vendor delivered the technology and the Company commenced development of associated applications.

All shares issued on May 7, 2004, were to the Company’s president and considered founder’s shares that are typically issued at a discount.  The execution of the Technology Agreement on May 18, 2004 signifies the Company’s commencement of general business operations.  The shares issued June 30, 2004 for $0.01 were offered to arms-length individuals beginning May 19, 2004. Consequently, the $0.01 share price is a better reflection of the fair market value of shares which were issued.

No allocation of consideration paid for the Technology was made to the non-compete provision as its term was considered to exceed the estimated useful life of the technology purchased.

73. Help us better understand the nature of the $255,000 in costs you will incur for additional software development. Are you contractually committed to incur these costs? Who is expected to perform this development? Have you entered into any agreements, formal or otherwise, with 3493734 Manitoba, or any other entity, regarding the further development of this software? How did you determine that $255,000 was the appropriate amount of additional funding to develop this technology? What if development is not adequate upon spending $255,000? Will you continue to incur development costs beyond the $255,000? Please advise and revise the disclosures herein and in MD&A.

We have noted this comment and have revised this note and have included this in the MD&A.

PART 11

Other Expense of Issuance and Distribution , Page II-1,

74. Please supplementally disclose the detailed expenditures associated with the $10,000 consulting fee. Does that include the $1,000 described in Note 4 to the financial statements?

We have noted this comment and the expenditures associated with the $10,000 in consulting

Are as follows : 1. trademark registration Canada and USA $ 3500.00

                          2. website devlopment                                    $6500.00

 The $1000.00 paid to Mr.Nittritz  is not part of  the 10,000.00 indicated.

75. Please supplementally advise why the $5,000 acquisition fee was included as a "cost of the offering."

We have noted this comment, and after further review this amount was placed in the cost of the offering in error and have deleted this referrence.

76. Supplementary confirm there are no premiums paid pursuant to item 511 (a)(2) of Regulation

      SB.

We hanve noted this comment and confirm that there are no premiums paid  in conjunction with item 511 (a)(2) of Regulation SB

Exhibits, Page II-2

77. We note the existence of a subsidiary, QV Ventures Ltd. Please provide an Regulation SB.

We have noted this comment and have and have provided an exhibit under heading 99.2.

78. The consent of your counsel should be listed as a separate exhibit in your exhibit index but maybe cross-referenced. See Items 601(b)(23) and 601(b)(5) of Regulation S-B.

We have noted this comment and have provided counsels consent as exhibit 23.2

Exhibit 3.2

79. The Bylaws state under Article XV that subject to certain adjustments, the number of shareholders is limited to fifty persons. Please disclose the limitation in your registration statement and explain what actions are being undertaken to address this limitation.

We have noted this comment and have removed this from our Bylaws and have sent

Amended Bylaws our registered agent. See exhibit 3.2

Exhibit 4.1

80. Please confirm that the document filed as Exhibit 4.1 is a Form of the Subscription Agreement and not an agreement signed by each individual, Supplementally confirm that each subscription agreement was identical.

We have noted this comment and confirm that each subscription agreement executed  was identical.

81. Exhibit 4.1, lists the contact for notice as Mr. Bruno Benedet, President of Quadra Ventures, Inc. Please supplementally infbrm as if Mr. Benedet is the contact and is associated with Quantum Ventures, Inc. If not, please supplementally disclose if the error was in the original Subscription Agreement or in the electronic document filed with SEC. Please rectify any inconsistencies as necessary.

We have noted this comment and the error occurred in the electronic document filed

And have rectified this inconsistency.

Exhibit 5.1

82. Your Counsel must opine on the corporate laws of the jurisdiction of incorporation of Quantum Ventures.

We have noted this comment and our independent Legal council has revised his opinion

To opine on the corporate laws of the state of Nevada.

Undertakings

83. Please revise Section 1(ii), to read, "and notwithstanding the foregoing, any increase or decrease in volume of securities offered..."

We have noted this comment and revised Section 1(ii) accordingly.

Signatures

84. Please revise your next Amendment to Form SB-2 to complete the .final sentence of your signature block, "thereunto duly authorized, in the [ ], on September 20, 2004."

We have revised this sentence

Yours truly,

/s/Desmond Ross

Desmond Ross

President, Quantum Ventures, Inc.